EXHIBIT 99.1

News Release dated October 26, 2016, Suncor Energy reports third quarter 2016 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports third quarter 2016 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (cash flow from operations, operating earnings (loss)  and Oil Sands operations cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations production and cash operating costs exclude Suncor’s interest in Syncrude’s operations.

Calgary, Alberta (Oct. 26, 2016) – “We generated more than $2 billion in cash flow from operations during the third quarter due to strong production from our upstream assets, combined with record refining reliability and our focus on cost reduction,” said Steve Williams, president and chief executive officer. “Our performance demonstrates the strength of our core assets and our ability to deliver strong cash flow, even in a lower price environment.”

Highlights of the third quarter of 2016 include:

•             Cash flow from operations of $2.025 billion ($1.22 per common share) driven by increased Oil Sands production, lower operating costs at Oil Sands operations and record refinery crude throughput.

•             Operating earnings of $346 million ($0.21 per common share) and net earnings of $392 million ($0.24 per common share), including a Refining and Marketing (R&M) first-in, first-out (FIFO) loss of $86 million.

•             Oil Sands assets successfully returned to normal production rates following the forest fire shut-in during the second quarter of 2016, resulting in strong Oil Sands operations production of 433,700 barrels per day (bbls/d).

•             Oil Sands operations cash operating costs per barrel decreased to $22.15 for the third quarter of 2016, an 18% reduction versus the prior year quarter and the lowest in over a decade.

•             Syncrude production increased to 183,800 bbls/d from 28,100 bbls/d in the prior year quarter, as a result of additional working interests acquired in 2016, combined with improved upgrader reliability. Cash costs per barrel (bbl) at Syncrude decreased to $27.65 from $41.65 in the prior year quarter.

•             Refinery crude throughput improved to a record 465,600 bbls/d and operating expenses decreased to $4.55/bbl.

•                   Participation agreements signed with the Fort McKay and Mikisew Cree First Nations for the sale of a combined 49% interest in the East Tank Farm Development for estimated proceeds of almost $500 million.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Financial Results

Suncor recorded third quarter 2016 operating earnings of $346 million ($0.21 per common share) compared to $410 million ($0.28 per common share) in the prior year quarter. Highlights of the quarter included an increased share of Syncrude operating earnings, attributed to improved upgrader reliability and lower per unit operating costs combined with the acquisition of additional working interests in 2016, a lower R&M FIFO loss, lower operating costs at Oil Sands operations, record refinery crude throughput and higher production from both Oil Sands operations and Exploration and Production (E&P). These factors more than offset the unfavourable impact of both lower benchmark crack spreads and crude pricing in the third quarter of 2016. Operating earnings also included a charge for a non-commercial exploration well off the east coast of Canada.

Cash flow from operations was $2.025 billion ($1.22 per common share) compared to $1.882 billion ($1.30 per common share) in the third quarter of 2015, with the improvement reflecting a higher share of operating earnings from Syncrude, a lower FIFO loss, lower operating costs at Oil Sands operations, a current tax recovery related to a tax rate reduction on oil and gas profits in the United Kingdom (U.K.) from 50% to 40%, record refinery crude throughput and higher production from both Oil Sands operations and E&P more than offsetting lower benchmark crack spreads and crude pricing.

Net earnings were $392 million ($0.24 per common share) in the third quarter of 2016, compared with a net loss of $376 million ($0.26 per common share) in the prior year quarter. Net earnings for the third quarter of 2016 included a $180 million deferred tax recovery related to a tax rate reduction on oil and gas profits in the U.K. from 50% to 40%. Net earnings also included an unrealized after-tax foreign exchange loss of $112 million on the revaluation of U.S. dollar denominated debt and a non-cash after-tax mark to market loss of $22 million on interest rate derivatives for future debt issuance. The net loss in the prior year quarter included an unrealized after-tax foreign exchange loss of $786 million on the revaluation of U.S. dollar denominated debt.

Operating Results

Suncor’s total upstream production was 728,100 barrels of oil equivalent per day (boe/d) in the third quarter of 2016, compared with 566,100 boe/d in the prior year quarter, primarily due to the additional 41.74% ownership interest in Syncrude acquired in 2016 in combination with significantly improved Syncrude reliability, and higher Oil Sands operations and E&P production, despite planned maintenance activities occurring at both Oil Sands and E&P.

Oil Sands operations production increased to 433,700 bbls/d in the third quarter of 2016, compared to 430,300 bbls/d in the prior year quarter, primarily due to higher In Situ production, partially offset by lower synthetic crude oil (SCO) production due to unplanned upgrader maintenance. Both quarters included planned upgrader maintenance.

Oil Sands operations cash operating costs per barrel decreased in the third quarter of 2016 to $22.15/bbl, compared to $27.00/bbl in the prior year quarter, due to lower operating expenses as a result of cost reduction initiatives and lower natural gas prices, combined with increased production.

Suncor’s share of Syncrude production was 183,800 bbls/d in the third quarter of 2016, compared to 28,100 bbls/d in the prior year quarter. Syncrude upgrader reliability improved to 98%, compared to 67% in the prior year quarter, which included the impact of an upgrader fire. The increase is attributed to additional working interests acquired in 2016, combined with strong reliability in the period and the processing of unfinished inventory which was accumulated as a result of planned maintenance and impacted by the forest fires during the second quarter of 2016. Syncrude’s cash operating costs per barrel in the third quarter of 2016 were the lowest in almost a decade, decreasing to $27.65/bbl from $41.65/bbl in the prior year quarter, with the improvement attributed to the improved reliability combined with lower operating expenses.

Production volumes in E&P increased to 110,600 boe/d in the third quarter of 2016, compared to 107,700 boe/d in the prior year quarter, primarily due to production from new wells at Hibernia and improved reliability and reservoir optimization at Terra Nova, partially offset by planned maintenance at Buzzard that began late in the third quarter of 2016.

Average refinery crude throughput improved to a record of 465,600 bbls/d, compared to 444,800 bbls/d in the prior year quarter due to improved reliability and lower planned maintenance. Planned maintenance at the Montreal and Sarnia refineries commenced in the third quarter of 2016.

“Suncor continues to find ways to reduce costs across the company,” said Williams. “Our cost reduction efforts combined with safe, reliable operations have delivered the lowest cash costs per barrel at our Oil Sands operations in over a decade and Syncrude delivered similar improvements.”

Strategy Update

Suncor continues to focus on the disciplined execution of its 2016 capital plan, achieving efficiencies while advancing major growth projects, Fort Hills and Hebron.

The company’s strategy includes divesting of non-core assets that are not key components of the integrated model. In the third quarter of 2016, Suncor has advanced the sales process for its lubricants business and commenced the sales process for certain assets and liabilities related to its renewable energy business.

During the quarter, Suncor signed participation agreements for the sale of 34.3% and 14.7% equity interests in the East Tank Farm Development project with Fort McKay and Mikisew Cree First Nations, respectively, for estimated proceeds of $497 million. The transactions are expected to close in the second quarter of 2017, subject to closing conditions, once the assets are operational. The East Tank Farm Development is a Suncor-operated midstream asset currently under construction. Once completed, the facility will support market access for Fort Hills through third-party pipeline connectivity and consist of bitumen storage, blending and cooling facilities.

“We continue to move our key growth initiatives forward,” said Williams. “We have made significant progress on the Fort Hills project in the quarter, and the signing of historic agreements with the Fort McKay and Mikisew Cree First Nations to sell interests in our East Tank Farm Development underscores our commitment to developing mutually beneficial long-term relationships with Aboriginal communities.”

Subsequent to the quarter end, Suncor completed the acquisition of a 30% participating interest in the U.K. North Sea Rosebank project at a cost of US$50 million. The project is considered to be one of the largest remaining undeveloped resources in the U.K. North Sea and is expected to be complementary to Suncor’s existing asset portfolio.

Oil Sands Operations

The main focus in Oil Sands operations in the third quarter of 2016 was the successful return of all Fort McMurray region assets to normal rates of production following the forest fires in the second quarter of 2016, while continuing to progress key reliability, safety and environmental performance projects. Capital spending in the third quarter of 2016 included planned maintenance at Upgrader 1, which commenced in the third quarter, as well as construction of the East Tank Farm Development.

Oil Sands Ventures

The Fort Hills project was more than 70% complete at the end of the third quarter of 2016, with the majority of the remaining work based in Alberta. Key activities in the period included completion of the utilities modules, significant progress on modules and construction in secondary extraction, as well as procurement of mining and extraction equipment. Progress also included development of sustaining activities that will support the mine plan following the commencement of production. First oil remains on track for late 2017. The company is working on opportunities to mitigate the impact on overall project costs of both unfavourable foreign exchange rates and the forest fires in the second quarter of 2016 and believes Suncor’s total capital intensity will be consistent with the original sanction estimate of $84,000 per flowing barrel of bitumen.

The third quarter of 2016 also included an increased share of Syncrude sustaining capital, which was primarily focused on maintaining assets and implementing the mine-tailings plan.

Exploration and Production

Construction of the Hebron project continued in the third quarter of 2016. Following the arrival of the utilities and process module from South Korea, all topside modules are now on location in Bull Arm, Newfoundland and Labrador, and integration of these modules is underway. First oil from the project is expected in late 2017. Growth capital also included drilling at the Shelburne Basin off the east coast of Canada, including commencement of a second exploration well, as well as development drilling at Hibernia, White Rose and Golden Eagle.

Operating Earnings (Loss) Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015
Net earnings (loss)	392	(376)	(86)	12
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	112	786	(746)	1 548
Impact of income tax rate adjustments on deferred taxes(2)	(180)	—	(180)	17
Non-cash mark to market loss on interest rate swaps(3)	22	—	182	—
Non-cash loss on early payment of long-term debt(4)	—	—	73	—
COS acquisition and integration costs(5)	—	—	38	—
Gain on significant disposal(6)	—	—	—	(68)
Restructuring charges(7)	—	—	—	57
Insurance proceeds(8)	—	—	—	(75)
Operating earnings (loss)(1)	346	410	(719)	1 491

(1)               Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated October 26, 2016 (the MD&A).

(2)               The three- and nine-month periods ended September 30, 2016 were impacted by an adjustment to the company’s deferred income taxes resulting from a 10% decrease in the U.K. tax rate on oil and gas profits from the North Sea. The nine-month period ended September 30, 2015 was impacted by a 12% decrease in the U.K. tax rate on oil and gas profits from the North Sea, offset by a 2% increase in the Alberta corporate income tax rate in the second quarter of 2015.

(3)               Non-cash loss on interest rate swaps resulting from a decrease in long-term interest rates in the Corporate segment.

(4)               Charges associated with early repayment of debt in the Corporate segment.

(5)               Transaction and related charges associated with the acquisition of Canadian Oil Sands Limited (COS) in the Corporate segment.

(6)               After-tax gain related to the sale of the company’s share of certain assets and liabilities of Pioneer Energy in the R&M segment.

(7)               Restructuring charges related to cost reduction initiatives in the Corporate segment.

(8)               Business interruption insurance proceeds on the Terra Nova asset in the E&P segment.

Corporate Guidance

Suncor has updated its 2016 corporate guidance, previously issued on July 27, 2016. The full year outlook ranges for production, refinery throughput and utilization, and sales assumptions have been updated as follows:

	2016 Full Year Outlook July 27, 2016	2016 Full Year Outlook Revised October 26, 2016
Suncor Total Production (boe/d)(1)	585 000 – 620 000	610 000 – 625 000
Oil Sands (bbls/d)	375 000 – 395 000	375 000 – 385 000
Syncrude (bbls/d)	105 000 – 115 000	120 000 – 130 000
Exploration and Production (boe/d)	105 000 – 110 000	110 000 – 115 000
Suncor Refinery Throughput (bbls/d)	420 000 – 440 000	425 000 – 435 000
Suncor Refinery Utilization	91% – 95%	92% – 94%
Sales Assumptions
Oil Sands Sales
Synthetic Crude Oil (bbls/d)	265 000 – 275 000	255 000 – 265 000
Bitumen (bbls/d)	100 000 – 120 000	115 000 – 125 000
Refined Product Sales (bbls/d)	510 000 – 550 000	520 000 – 530 000

The full year outlook range for capital expenditures has decreased from $6.0 – $6.5 billion to $5.8 – $6.0 billion, as follows:

	2016 Full Year Outlook July 27, 2016		2016 Full Year Outlook Revised October 26, 2016
(C$ millions)	Capital Expenditures	% Growth Capital	Capital Expenditures	% Growth Capital
Upstream	5 250 – 5 600	65%	5 100 – 5 230	70%
Downstream	700 – 800	5%	675 – 720	5%
Corporate	50 – 100	5%	25 – 50	5%
Total(2)	6 000 – 6 500	55%	5 800 – 6 000	60%

The full year outlook range for the following items has also been updated:

	2016 Full Year Outlook July 27, 2016	2016 Full Year Outlook Revised October 26, 2016
Oil Sands Cash Operating Costs ($/bbl)	$27.00 – $30.00	$25.50 – $27.50
Syncrude Cash Operating Costs ($/bbl)	$41.00 – $44.00	$37.00 – $39.00
Current Income Taxes (Cdn$ millions)	$0 – $300	$100 – $300
U.K. Tax Rate (effective)	40% – 45%	35% – 40%

(1) Production ranges for Oil Sands, Syncrude and E&P are not intended to add to equal Suncor Total Production.

(2) Capital expenditures exclude capitalized interest of $600 million – $700 million.

The following full year outlook assumptions have also been adjusted: Brent, Sullom Voe from US$40/bbl to US$44.00/bbl, WTI, Cushing from US$39.00/bbl to US$43.00/bbl, WCS, Hardisty from US$26.00/bbl to US$29.00/bbl, New York Harbor 3-2-1 crack spread from US$12.50/bbl to US$13.50/bbl, AECO – C Spot from $1.75/gigajoule (GJ) to $2.00/GJ, and the US$/Cdn$ exchange rate from 0.75 to 0.76.

For further details and advisories regarding Suncor’s 2016 revised corporate guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings (loss) and Oil Sands operations cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Cash flow from operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A.  These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s continued focus on the disciplined execution of its 2016 capital plan and achieving efficiencies while advancing major growth projects, Fort Hills and Hebron; the company’s strategy, including divesting of non-core assets that are not key components of the integrated model, that the sales process for its lubricants business has advanced, and the commencement of the sales process for certain assets and liabilities related to the company’s renewable energy business; expectations regarding the estimated proceeds and the timing of closing of the sale of 34.3% and 14.7% equity interests in the East Tank Farm Development project to the Fort McKay and Mikisew Cree First Nations, respectively, and that, once completed, the facility will support market access for Fort Hills through third-party pipeline connectivity and consist of bitumen storage, blending and cooling facilities; the belief that the U.K. North Sea Rosebank project is one of the largest remaining undeveloped resources in the U.K. North Sea and the expectation that it will be complementary to Suncor’s existing asset portfolio; Suncor’s growth projects, including: (i) statements around the Fort Hills project, including that the majority of the remaining work will be based in Alberta, that first oil from the project remains on track for late 2017, the company’s work on opportunities to mitigate the impact on overall project costs of both unfavourable foreign exchange rates and the forest fires in the second quarter of 2016, the company’s belief that its total capital intensity for the project will be consistent with the original sanction estimate of $84,000 per flowing barrel of bitumen, and that sustaining activities will support the mine plan following the commencement of production; and (ii) statements around the Hebron project, including first oil expected in late 2017; and Suncor’s outlook for full year 2016 production, refinery throughput and utilization, sales, capital expenditures, Oil Sands operations cash operating costs, Syncrude cash operating costs, taxes and market assumptions. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated

February 25, 2016, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or come and See what Yes can do.

A full copy of Suncor’s third quarter 2016 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the webcast discussing Suncor’s third quarter results, visit suncor.com/webcasts.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com